April 13, 2015

Via EDGAR
Ms. Emily Drazan, Staff Attorney
Ms. Celeste M. Murphy, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	NETGEAR, Inc.
Preliminary Proxy Statement submitted on Schedule 14A
Filed April 7, 2015
File No. 000-50350
Dear Ms. Drazan:

This letter is being transmitted by NETGEAR, Inc. (the “Company”) in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated April 10, 2015 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement submitted on Schedule 14A (the “Proxy”). The text of the Staff’s comment has been included in this letter in italics for your convenience, followed by the Company’s response.
Proposal Four
Approval of Amendments to Amend and Restate Certificate…, page 17
Please revise your disclosure to include a discussion of the arguments, both for and against the proposal, that were considered by the Board. Further, please provide more detail as to why the Board believes this action is in the best interest of the shareholders.

Response:

In response to the Staff’s comment, the Company proposes to revise the Proxy to include a discussion of the arguments, both for and against the proposal, that were considered by the Board, as follows:

“In developing its view, our Nominating and Corporate Governance Committee and Board of Directors considered the relative weight of the arguments for and against a supermajority stockholder vote requirement for amendments to our Charter and Bylaws. The Board of Directors is committed to good corporate governance and has periodically considered the advantages and disadvantages of maintaining

netgear.com    O 408.907.8000    F 408.907.8097    350 E. Plumeria Drive San Jose, CA 95134-1911

the supermajority vote provisions. In the past, the Board of Directors has determined that maintaining these provisions was in the best interests of the Company and its stockholders. Specifically, the Board of Directors believes that (1) fundamental corporate changes should require broad consensus among stockholders and (2) the supermajority vote provisions provide protection against unfair, potentially abusive takeover attempts by encouraging acquirors to negotiate directly with the Board of Directors, ensuring that the Board of Directors can negotiate fair and adequate offers that maximize value for our stockholders and protect against abusive or coercive takeover tactics.

However, the Board of Directors recognizes that there are different perspectives on this matter and compelling arguments for the elimination of supermajority approval standards, including growing sentiment that the elimination of such provisions increases a board's accountability to stockholders and provides stockholders greater ability to participate in the corporate governance of a company. The Board took account of this sentiment among institutional stockholders in assessing its approach on this matter. The Board of Directors also reviewed the governance policies of a number of corporations and determined that although many still include supermajority voting provisions, an increasing number of companies are beginning to view such a voting requirement as overly burdensome to stockholder participation in the governance of corporations and therefore inconsistent with currently held views of the principles of good corporate governance. Our Board of Directors, which is committed to good corporate governance, notes that while it is important to protect against coercive takeover tactics, it is also critically important to take account of institutional stockholder views on corporate governance topics generally.

For these reasons, our Board of Directors believes it is in the best interests of our stockholders to eliminate the supermajority voting provisions from our Charter and Bylaws.”

***
The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at 408-890-3055 with any questions or further comments regarding the Company’s response to the Staff’s comment.

Sincerely,

/s/ Andrew Kim

Andrew Kim
Senior Vice President, Corporate Development and General Counsel

netgear.com    O 408.907.8000    F 408.907.8097    350 E. Plumeria Drive San Jose, CA 95134-1911